EXHIBIT 6.1

EMPLOYMENT AGREEMENT

          This Employment Agreement ("Agreement") is made and entered into as of January 1, 2001, by and between MLM Holdings, Inc., a Michigan corporation (hereinafter referred to as "the Corporation") and Stephen M. Tuuk (hereinafter referred to as "Employee"). The Corporation and Employee agree as follows:

          Article 1          Employment.

          1.1          The Corporation agrees to employ Employee and Employee agrees to serve as President and Chief Executive Officer of the Corporation or in such further positions as directed by the Corporation. Employee will faithfully perform the duties of the position(s). These duties will be determined and may be changed by the Corporation. Employee shall devote his full energies, best efforts, skill, and attention to all of the duties arising out of or incident to his position(s).

          Article 2          Termination.

          Employee's employment is at-will and can be terminated at any time by either party, with or without cause. For purposes of this Agreement, a termination shall be without cause unless it is based upon dishonesty, disloyalty, insubordination or failure of Employee to faithfully and competently perform his job duties. In the event the Corporation terminates Employee's employment without cause, it shall continue Employee's salary and benefits only as follows:

(a)

The Corporation shall continue Employee's base salary for up to twenty four (24) months after the effective date of the termination. Salary continuation shall be paid at the same rate that Employee was being paid immediately prior to termination. Salary continuation payments shall be made at the same times as the Corporation pays active employees their payroll checks. All normal state, federal and local income and employment taxes will be withheld from each salary continuation payment.

(b)

For up to twenty four (24) months after the date of termination, the Corporation shall continue to provide Employee coverage under the health plan generally provided to the Corporation's employees. Any changes in the health plan, including both changes in benefits and carriers, which are made while coverage is continued pursuant to this Agreement, and which apply generally to active employees, shall apply equally to Employee.

(c)

For up to twenty four (24) months after the effective date of termination, the Corporation shall continue Employee's automobile allowance under the same terms as existed immediately prior to Employee's termination.

(d)	The Corporation's obligation to provide the payments and benefits described in subparagraphs (a), (b) and (c) above shall terminate on the earlier of the following dates:

(i)	The date Employee begins employment with another employer.

(ii)	The date Employee becomes self-employed.

(iii)	Twenty four (24) months after the effective date of the termination of Employee's employment with the Corporation.

          Article 3.          Board Membership.

          If Employee resigns employment or is terminated without cause, then Employee shall immediately tender his resignation to the Board of Directors of the Corporation, and any Affiliate thereof, upon which he shall then serve, which resignation may, at the option of that Board of Directors, be accepted. If Employee is issued a notice by the Board of Directors of the Corporation that he has been terminated for cause, then Employee explicitly agrees that upon issuance of that notice he is deemed then to have immediately resigned from the Board of Directors of the Corporation, and any Affiliate thereof, and that such resignations are all respectively deemed immediately accepted without further act or event.

          Article 4.          Non-Competition and Confidentiality.

          In the course of Employee's employment with the Corporation, Employee will have access to information concerning the Corporation's and its Affiliates' customers, and will be involved in the Corporation's and its Affiliates relationships with those Customers. Employee will also be provided with information and training concerning the Corporation's and its Affiliates business strategies, techniques, practices, and customers, which is not generally known in the industry. Employee recognizes that the Corporation and its Affiliates will make a substantial investment in training Employee, that the information to be provided to Employee by the Corporation and its Affiliates is confidential and provides a business advantage to the Corporation and its Affiliates. Therefore, Employee acknowledges that the following restrictions are reasonable to protect the Corporation's and each of its Affiliates legitimate business interests in their respective or joint business information, its relationships, and its investment in Employee.

          4.1          Non-Competition. During the term of Employee's employment and for a period of two years after the termination of employment, Employee will not compete in any way with the business of the Corporation and of its Affiliates in Michigan or any state where the

Corporation or any of its Affiliates conduct business.1 This promise not to compete includes, but is not limited to, a promise that Employee will not engage in any of the following activities:

(a)	Employee will not work with, for, or have any interests in, any organization which competes with the Corporation or any of its Affiliates.

(b)

Employee will not attempt to persuade any customer, or potential customer, of the Corporation or its Affiliates not to do business with the Corporation or an Affiliate or to reduce the amount of the customer's business with the Corporation or an Affiliate, or that the customer should do business with a competitor of the Corporation or an Affiliate.

(c)	Employee will not solicit any customers of the Corporation or an Affiliate to do business with any other person or entity where that business can be performed by the Corporation or an Affiliate.

(d)	Employee will not interfere in any way with the business relationship between the Corporation or an Affiliate and any of the entities customers or potential customers.

(e)	Employee shall not sell or aid in the sale of any products or services which are competitive with any services or products of the Corporation or an Affiliate.

(f)

Employee shall not solicit, encourage or persuade any employee of the Corporation or an Affiliate to terminate his/her employment or to take any action which adversely affects his/her ability to discharge their duties of employment to the Corporation or an Affiliate.

For purposes of this Article 4.1, Competition shall not include employment of the Employee with an insurance services or risk taking operation which (a) is a reporting company under the Securities Exchange Act of 1934, as amended, (b) has more than $100 million in assets, and (c) is in a division or part of the operation of such company which does not directly compete with the Corporation or an Affiliate.

          4.2          Non-Disclosure of Confidential or Proprietary Information. "Confidential or Proprietary Information" includes any and all information related to the business of the Corporation or an Affiliate or their individual or joint customers or their employees (including but not limited to information concerning corporate planning, financial matters, pricing, contacts, customers, customer lists, contracts, employees, potential employees, products, services, sales and service records, business records, promotional materials, internal operating reports, customer strategy information, employment and payroll records, marketing information, manuals, billing reports, management methods and systems, materials, procedures, forms, marketing and sales strategies, bids, proposals, and any other information relating, to the business of the Corporation,

______________________
[1]

The Corporation's or an Affiliates business for this Article shall be those service programs, brokerage operations, agency activities and/or lines of insurance risk taking, and related insurance operations, in which the Corporation or an Affiliate is engaged in as of the date of termination.

its Affiliates or its customers). Confidential or Proprietary Information is and will remain the sole property of the Corporation and its Affiliates. Employee will treat all Confidential or Proprietary Information as strictly confidential. Employee will not disclose Confidential or Proprietary Information to any other person or entity, or use such information for the benefit of Employee or any party other than the Corporation or its Affiliates. Upon termination of employment, Employee shall immediately return to the Corporation or its Affiliate, as appropriate, all documents or materials which are the property of the Corporation or an Affiliate or which contain any Confidential or Proprietary Information.

          4.3          Notification of Other Employment. Before commencing any new employment or business activity during employment with the Corporation or an Affiliate or within two year following termination of employment with the Corporation or an Affiliate, Employee shall notify the Corporation and any applicable Affiliate in writing of the nature of such employment or activity including the identity of the entity or entities Employee intends to become Affiliated with in connection with such activity.

          4.4          Remedies. Employee acknowledges that the Corporation and its Affiliates have a legitimate competitive business interest in prohibiting the activities listed in Article 4, that any breach of the terms of Article 4 by Employee will cause irreparable harm to the Corporation and/or any Affiliate, and that money damages would not be sufficient to provide a fully adequate remedy for such a breach. Therefore, in the event of a breach or threatened breach of any term of this Agreement, the Corporation or any Affiliate shall be entitled to temporary, preliminary and permanent injunctive relief without any requirement of bond, in addition to any other legal or equitable remedies. If Employee engages in any breach of Article 4 prior to the entry of a court order prohibiting such conduct, then the two-year, non-compete period shall be extended by the same period of time that Employee engaged in the breach prior to the entry of the court order. Employee shall be responsible to pay for the actual costs and attorney fees incurred by the Corporation or an Affiliate in the enforcement of this Agreement.

          4.5          Jurisdiction. The parties agree that any dispute arising under Article 4 of this Agreement shall be filed, heard and decided in Kent County Circuit Court. The parties agree that they will be subject to the personal jurisdiction and venue of that Court, regardless of where Employee or the Corporation and/or its Affiliates may be located at the time any action may be commenced.

          Article 5.          Arbitration.

          5.1          The parties have executed a separate document entitled "Arbitration Agreement," copy of which is appended hereto. The parties acknowledge that the mutual undertakings and obligations set forth in this Arbitration Agreement constitute part of the consideration for the mutual undertakings and obligations set forth in this Agreement.

          Article 6.          Miscellaneous.

          6.1          This Agreement supersedes all previous contracts or agreements. No oral statements or prior written material not specifically incorporated herein shall be of any force or effect and no changes and/or additions to this Agreement shall be recognized unless incorporated herein by agreement.

          6.2          Should any single provision of this Agreement be held to be invalid, the balance of the Agreement will remain binding and enforceable in accordance with its terms and conditions, and any provision held invalid will be deemed revised and amended in such minimal manner as will be valid and legally effective. The captions and titles used in this Agreement are for convenience and are not intended to alter the meaning of the language of any part of the Agreement.

          6.3          This Agreement shall be binding upon and enforceable by the Corporation, its Affiliates and their respective successors and assigns.

          6.4          The interpretation and performance of this Agreement will be governed by the laws of the State of Michigan or the United States where applicable.

          6.5          The Assumption of Obligations set forth below is an integral part of this Agreement.

          The parties have executed this Agreement as of the day, month and year first written above.

MLM Holdings Inc., a Michigan corporation

By:	/s/ Mary L. Ursul

	Its:	Vice President

Employee

/s/ Stephen M. Tuuk
Stephen M. Tuuk

ARBITRATION AGREEMENT

          In the event you have an employment dispute with the Corporation, you agree, as a condition of your employment, to submit all covered claims, as defined below, which you could otherwise pursue in a judicial forum, to arbitration and that you will not seek redress in a judicial forum. As part of this Agreement, you agree to the following:

          1.          Time Limit For Appeal. An employee must submit a written request for arbitration to the Corporation within one year of the date that the employee firsts knows or should have known of the event that is the subject of the underlying dispute/complaint. Any dispute not appealed within this time frame will be considered waived. In the event a court determines that you should have a longer period to appeal a dispute to arbitration, the court shall have the right to modify the time frame to comply with its understanding of the law.

          2.          Notice Of Appeal. An employee's written request for arbitration and a deposit of $150.00 must be delivered to the Corporation. A request for arbitration will be considered filed upon actual receipt by the Corporation. Any appeal to arbitration that does not include the required deposit will not be considered a valid appeal.

          3.          Matters Covered. Except as described in Paragraph 4, this arbitration procedure shall be the exclusive procedure, and the arbitrator shall have the exclusive authority, to decide all disputes/complaints related to the employee's employment or separation from employment. These include, but are not limited to, common law and statutory claim for wrongful termination; breach of any employment-related contract or covenant, express or implied; torts; discrimination pursuant to federal (such as Title VII of the Civil Rights Act of 1991, the Americans with Disabilities Act, or the Age Discrimination in Employment Act), state or local statutes (such as claims under the Elliott-Larsen Civil Rights Act or the Michigan Persons with Disabilities Civil Rights Act), regulations or ordinances; harassment, including, but not limited to, sexual or racial harassment; the Family and Medical Leave Act of 1993; claims for benefits; and claims alleging a violation of any other federal, state or other governmental constitution, statute, ordinance or regulation.

          4.          Matters Not Covered. This arbitration procedure does not apply to Unfair Labor Practice charges; claims filed with the Equal Employment Opportunity Commission or the Michigan Department of Civil Rights; claims for workers' compensation benefits; claims for unemployment compensation benefits; claims by the Corporation or its Affiliates for injunctive and/or other equitable relief for violations of the Non-Competition and Confidentiality of Information provisions of any other Agreement between the Corporation and the employee and claims based upon an employee retirement or benefit plan, the terms of which contain an arbitration or other non-judicial dispute resolution procedure.

          5.          Selection Of A Neutral Arbitrator. An arbitrator will be selected by mutual agreement of the employee and Corporation. If unable to reach agreement, the arbitrator will be selected from a panel of experienced labor and employment arbitrators furnished by the American Arbitration Association (AAA), which shall provide information to both parties on the individual arbitrators listed on its selected panel. The parties, beginning with the employee, will alternately strike off names from the AAA panel of names provided as set forth in the AAA rules until one arbitrator's name remains. The final name remaining will be the arbitrator who shall hear the employee's dispute/complaint.

          6.          Costs Of Arbitration. The employee and Corporation shall each pay up to one-half the cost of the arbitrator's fees and expenses, and one-half the costs of the hearing. However, the employee's share of the total payment shall not exceed the $150.00 deposit referred to above. The employee and Corporation shall each be responsible for any expenses incurred by them individually, including witness, photocopying and other preparation expenses, and attorneys' fees, if applicable.

          7.          Time And Place Of Hearing. The arbitrator shall determine the time and place of the hearing. The arbitrator shall schedule the hearing within a reasonable period of time after the arbitration request, and attempt to schedule a date, time and place that is mutually convenient to all parties. The arbitrator shall notify the employee and Corporation of the date, time and place of the hearing at least fourteen days prior to the hearing date.

          8.          Representation. The employee and Corporation each have the right to be represented by an attorney or other individual of their choice at the arbitration hearing. Each party must make their own arrangements for such representation. Any party intending to be represented by an attorney or other individual must notify the other party in writing of the identity of the designated representative at least two weeks prior to the scheduled hearing.

          9.          Discovery. The arbitrator shall order discovery or other pre-hearing exchange of information by the parties, including document production, interrogatories, depositions, the issuance of subpoenas, or otherwise as the arbitrator deems necessary for a full and fair exploration of the issues in dispute. AAA's National Rules for the Resolution of Employment Disputes shall govern such discovery.

          10.          Conduct Of Hearing. The parties shall bear the same burdens of proof and burdens of producing evidence as would apply if their claims and counterclaims had been brought in court. The arbitrator shall have authority to set other rules for the conduct of the proceedings and shall exercise that authority to provide each party with a full and equal opportunity to present any evidence that the arbitrator deems material and relevant to the resolution of the dispute/complaint.

                    The parties may offer such evidence as is relevant and material to the issues and shall produce such evidence as the arbitrator deems necessary to an understanding and determination of the dispute/complaint. The arbitrator shall be the final judge of the relevance and materiality of the evidence offered, and conformity to legal rules of evidence shall not be required. Each party shall have an opportunity at the hearing to present witnesses and evidence in support of his/her position. Witnesses shall submit to direct and cross examination as authorized by the arbitrator. Documentary and other forms of physical evidence, when offered by either party, may be received in evidence at the discretion of the arbitrator.

                    The arbitrator shall have the authority to exclude witnesses, other than a party, from the hearing during the testimony of any other witness. The arbitrator shall also have the authority to decide whether any person who is not a witness may be present at the hearing.

                    Under certain circumstances, the arbitrator may find it necessary or useful to make an inspection in connection with the arbitration. If so, the arbitrator shall so notify the parties, who shall have a right to be present during the inspection.

                    The arbitrator shall have the authority to grant requests by the parties to present closing arguments upon completion of the proofs and/or post-hearing briefs. The arbitrator shall determine the briefing schedule, if applicable.

          11.          Arbitrator's Award. The arbitrator has the exclusive authority to decide upon an appropriate remedy for any dispute/complaint, which may include reinstatement, back pay, benefits and/or any other damages or other legal or equitable relief recoverable by either party had the matter been determined by a court.

                    The arbitrator shall render an award promptly, typically within thirty days after the close of the hearing or date of post-hearing brief submission (if applicable), or any other time agreed to between the parties and arbitrator. The award shall be in writing and mailed to the parties. The award shall contain the names of the parties, set forth the issues in dispute, summarize the positions of the parties, and set forth the arbitrator's findings of facts and conclusions of law.

          12.          Final And Binding Decision. This procedure is the employee's exclusive remedy for all "matters covered" as defined in paragraph 3. The decision of the arbitrator on any claim submitted to arbitration is final and binding on both the Corporation and the employee, and is fully enforceable in any court having competent jurisdiction,

          13.          Severability. If any provision of this Agreement is determined to be invalid or unenforceable, the other provisions of the Agreement shall remain valid and enforceable in accordance with their respective terms, and any such invalid or unenforceable provision shall be modified by a court of competent jurisdiction to render such provision valid and enforceable.

          14.          Application Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Michigan or the United States where applicable.

                    I agree to the above Arbitration Agreement as a condition of my employment. I understand that I am waiving my right to pursue any actions set forth in paragraph 3 in a judicial forum and that my sole remedy will be arbitration.

Employee	MLM Holdings, Inc.

/s/ Stephen M. Tuuk	By:	/s/ Mary L. Ursul
Stephen M. Tuuk
Its Vice President